

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 5, 2016

Via E-mail
Mr. Michael Rogers
Chief Financial Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, NY 10502

> **Re:** **Acorda Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K, Item 2.02**
> **Furnished April 28, 2016**
> **File No. 000-50513**

Dear Mr. Rogers:

We have reviewed your September 13, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2016 letter.

Form 8-K Furnished April 28, 2016
Exhibit 99.1

1. We acknowledge your response to our prior comment 3. In your earnings release you indicate that you believe your presentation of non-GAAP net income provides investors with a more meaningful understanding of your ongoing and projected operating performance. When a measure is a performance measure, Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 requires inclusion of both current and deferred income tax expense. Since you believe it is important to investors to understand the cash taxes you actually pay, we would not object to separate disclosure of such amounts. Please revise your future press releases accordingly.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance